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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                 Amendment No. 9
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                    ________

                             NALCO CHEMICAL COMPANY
                            (Name of Subject Company)
                                    ________

                             SUEZ LYONNAISE DES EAUX
                        LYONNAISE AMERICAN HOLDING, INC.
                               LEO HOLDING COMPANY
                               H2O ACQUISITION CO.

                                    (Bidders)
                                    ________

                    Common Stock, par value $0.1875 per share
           (Including the Associated Preferred Stock Purchase Rights)
                                       and
      Series B ESOP Convertible Preferred Stock, par value $1.00 per share

                         (Title of Class of Securities)
                                    ________

     Common Stock: 629853102    Series B ESOP Convertible Preferred Stock: None

                      (CUSIP Number of Class of Securities)
                                    ________

                                 Patrice Herbet
                             Suez Lyonnaise des Eaux
                                 1, rue d'Astorg
                                   75008 Paris
                                     France
                              011-33-1-40-06-64-00

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)
                                    ________

                                    Copy to:
                                   Kevin Keogh
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200


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


         This Amendment No. 9 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on July 1, 1999 (as amended and supplemented, the "Schedule 14D-1") relating to the offer (the "Offer") by H2O Acquisition Co. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Suez Lyonnaise des Eaux, a societe anonyme organized and existing under the laws of the Republic of France ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.1875 per share, including the associated preferred stock purchase rights (the "Common Stock"), and all of the issued and outstanding shares of Series B ESOP Convertible Preferred Stock, par value $1.00 per share (the "ESOP Preferred Stock"), of Nalco Chemical Company, a Delaware corporation (the "Company"), at a price of $53.00 per share of Common Stock and $1,060.00 per share of ESOP Preferred Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 1999 and the related Letter of Transmittal, as they may be amended from time to time. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offer to Purchase.

Item 10.  Additional Information.

         Items 10(b) and 10(c) of the Schedule 14D-1 are hereby amended and supplemented as follows:

         On October 25, 1999, Parent issued a press release announcing, among other things, the receipt of approval from the U.S. Federal Trade Commission to complete its acquisition of the Company. The full text of the press release is set forth in Exhibit (a)(16) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

         Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add the following:

         Exhibit Number                               Description
         --------------                               -----------
         Exhibit (a)(16)                Press release issued on October 25, 1999

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 25, 1999               Suez Lyonnaise des Eaux


                                       By: /s/ FRANCOIS JACLOT
                                           ----------------------
                                           Name:   Francois Jaclot
                                           Title:  Member of the Executive Board


Dated:  October 25, 1999               Lyonnaise American Holding, Inc.


                                       By: /s/  JOSEPH V. BOYLE
                                           ----------------------
                                           Name:   Joseph V. Boyle
                                           Title:  Vice President


Dated:  October 25, 1999               Leo Holding Company


                                       By: /s/  PATRICK BUFFET
                                           ----------------------
                                           Name:   Patrick Buffet
                                           Title:  Director


Dated:  October 25, 1999               H2O Acquisition Co.


                                       By: /s/  PHILIPPE BRONGNIART
                                           ----------------------
                                           Name:   Philippe Brongniart
                                           Title:  Director